February 28, 2005

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 04-07

Washington, D.C. 20549

Attention:	Larry M. Spirgel, Assistant Director Kenya Wright, Staff Accountant Melissa Hauber, Senior Accountant

Re:	Symmetricom, Inc. Form 10-K for the fiscal year ended June 30, 2004 Filed September 8, 2004

Form 10-Q for the quarter ended September 30, 2004 File No. 000-02287

Dear Ms. Hauber,

Thank you for your phone call on, February 25, 2005, with Ms. Kenya Wright to discuss our response letter dated January 28, 2005 with Bill Dee and myself.

As a follow up to the comments made in our discussion today and our response letter dated January 28, 2005, we agree that in future filings our disclosures relating to Integration and Restructuring charges, as noted in question 9 of the January 7, 2005 letter, will reconcile to Integration and Restructuring charges in our Statement of Operations to the Notes to the Consolidated Financial Statements. Also in future filings, we will include additional items, as necessary, to the table detailing the restructuring cost accruals included in the Integration and Restructuring Note to the Consolidated Financial Statements to make it easier for a reader to reconcile to our Statement of Operations.

Sincerely,

By:	/s/ WILLIAM SLATER
William Slater Chief Financial Officer